EXHIBIT 5

[SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY’S LETTERHEAD]

May 26, 2005

Warren Resources, Inc.

489 Fifth Avenue

32nd Floor

New York, NY 10017

Gentlemen:

I am Senior Vice President, General Counsel and Corporate Secretary of Warren Resources, Inc, a Maryland corporation (the “Company”) and in that capacity have acted as counsel for the Company in the preparation of the Registration Statement on Form S-8 under the Securities Act of 1933, as amended, with respect to the contemplated issuance by the Company of up to 6,975,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”) under the Company’s (i) 2001 Stock Incentive Plan, (ii) 2001 Key Employee Stock Incentive Plan, and (iii) 2000 Equity Incentive Plan for Employees of Warren E&P, Inc. (formerly “Petroleum Development Corporation”)(collectively, the “Plans”).

In preparing this opinion, I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments as I have deemed necessary for the purpose of rendering this opinion.

Based on the foregoing, I am of the opinion that the shares of Common Stock to be issued pursuant to the Plans have been duly authorized and, when issued and sold in accordance with the terms of the Plans for consideration of at least $0.0001 per share, will be validly issued, fully paid and non-assessable.

I am a member of the Bar of the State of Maryland and the foregoing opinion is limited to the laws of the State of Maryland and the federal laws of the United States of America.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement of the Company relating to the Common Stock referred to above and to the reference of my name in the Prospectus contained therein.

Very truly yours,

/s/ David E. Fleming, Esq.,